press release

ArcelorMittal announces the publication of sell-side analysts’ consensus figures for first quarter 2014 Ebitda; releases detail on new reporting segments, with recast historical data

Luxembourg, 01 May 2014 - ArcelorMittal today announces the publication of sell-side analysts’ consensus forecasts for ArcelorMittal’s first quarter 2014 Ebitda. The consensus figures are based on sell-side analyst estimates recorded on an external web-based tool provided and managed by an independent company called Vuma Financial Services Limited (trade name: Vuma Consensus). The consensus figures, together with the full list of sell-side analysts who submitted their forecasts, are available here: http://corporate.arcelormittal.com/news-and-media/press-releases/2014/may/01-05-2014?lang=english.

ArcelorMittal also announces today details of new reporting segments, following the changes to the company’s organisational structure (http://corporate.arcelormittal.com/news-and-media/press-releases/2013/dec/11-12-2013?lang=english) which took effect on 1 January 2014. The changes are only related to the allocation between the new reporting segments of NAFTA, Brazil (Brazil and neighbouring countries), Europe and ACIS. There are no changes to the Mining segment and group total.

The segmentation analysis to be presented in the company’s first quarter earnings release on 9 May 2014 will follow the new organisational structure, alongside historic data that has been recast in the new format (http://corporate.arcelormittal.com/~/media/Files/A/ArcelorMittal/investors/results/Analyst%20Model%20New%20segmentation%20Final%20May%201%202014.xlsx).